Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

04045454

Basel, 8 October, 2004

SUPPL

International Prix Galien 2004: revolutionary HIV drug Fuzeon receives most prestigious award for innovation in pharmaceutical industry

Today, HIV drug Fuzeon (enfuvirtide or T-20) was awarded the 2004 International Prix Galien for the most innovative new medicine. Fuzeon was selected out of 12 major new drugs in all therapeutic areas which each won national awards. Since 1970 Roche has won a total of 24 international and national Prix Galien medals, notably winning the international award twice in the field of HIV. This reflects Roche's strong track record in innovation across its entire product portfolio.

"Fuzeon was considered as the clear winner by the whole jury because it represents a new therapeutic approach, in fact the only new class of antiretroviral HIV drugs to emerge in the last eight years. Fuzeon markedly contributes to a significant increase in patients' quality of life", said Professor Walter Osswald, the President of the International Prix Galien Jury.

"This distinguished award is another testimony to Roche's unique innovation capabilities enhancing the development of truly novel medicines; this also brings great pride and motivation to everyone at Roche", said William M. Burns, Head of Roche's Pharmaceuticals Division. "However, innovation is only one milestone of Fuzeon's success; the next crucial step is getting the drug to those who need it."

Fuzeon – bringing the medicine to patients

Despite this acknowledgement of the drug as a huge technological advance, Roche's latest research showed that as many as 4 out of 5 eligible patients are missing the opportunity to benefit from this breakthrough. To ensure all eligible patients who need Fuzeon can benefit from the drug Roche is currently working with physicians, patient organisations and government agencies. Education

programmes are leading to improved access. Within just three months, Fuzeon patients are twice as likely to achieve undetectable levels of virus in their blood compared to those who are not taking Fuzeon[1]. Roche has recently launched comprehensive nurse-to-patient and patient-to-patient support initiatives to help coach patients through the first three critical months of therapy by which time dramatic benefits of Fuzeon can be seen and self-injection becomes routine.

"The immediacy and magnitude of Fuzeon's benefits is a strong incentive for pre-treated patients to embrace Fuzeon as a core part of their next HIV treatment cocktail and, furthermore, data now show that these benefits can be maintained for two years," commented Dr Anton Pozniak, Consultant Physician, Department of HIV and Genitourinary, Chelsea and Westminster Hospital, UK.

International Prix Galien Award

The International Prix Galien award recognises significant advances in pharmaceutical research. Each year, the award is an opportunity to recognise the most important drugs introduced into the public market and the most significant research team in the pharmaceutical field. The Galien award has grown into a huge event and is now considered as the industry's equivalent of the Nobel prize and the highest accolade for pharmaceutical research and development.

Winning three International Prix Galien medals (1992 Neupogen; 1998 Invirase; 2004 Fuzeon) Roche has won the most international awards of any company. To date in 2004 Fuzeon has won a total of four national Prix Galien medals in Portugal, Netherlands, Belgium and UK. Other nationally awarded Roche medicines include Herceptin against breast cancer (2002) and the antiparkinson agent Madopar (1974).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and transplantation and a market leader in virology. In 2003 prescription drug sales by the Pharmaceuticals Division totalled 19.8 billion Swiss francs, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

All trademarks used or mentioned in this release are legally protected.

References:
[1]Arasteh et al. XV IAC Bangkok, Thailand, 2004. Abstract MoOrB1058XX

For further information:

www.roche-hiv.com

www.roche.com/home/sustain/sus_med.htm

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

Basel, 14 October 2004

Nine-month sales show continued double-digit growth significantly above the market average

Roche Group

- Sales in core businesses up by 14%* to 21.9 billion Swiss francs
- Outlook for full-year 2004: double digit rise* in Pharmaceuticals Division sales and high single-digit sales growth* at Roche Diagnostics; significant market share gains; double-digit increase in operating profit and substantially higher net income
- Sale of Roche Consumer Health to Bayer on track

Roche Pharmaceuticals

- Strong sales growth continues with 17%* gain, more than twice the global market average
- Anticancer drug Avastin already among Roche's leading products, with roughly 450 million Swiss francs in sales in its first seven months on the market
- Development milestones:
  - Tarceva: filings for approval in advanced non-small cell lung cancer and positive clinical trial data in pancreatic cancer
  - Marketing applications filed for new osteoporosis medicine Bonviva/Boniva in Switzerland, the European Union and the United States

Roche Diagnostics

- Division extends global market lead as sales increase by 8%*, well ahead of world market growth
- Molecular diagnostics, immunochemistry and diabetes care the main growth drivers
- AmpliChip CYP450 becomes first chip-based test to be certified and launched in Europe

* Unless otherwise stated, all percentage changes are period-over-period changes and are based on results in local currencies.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 8888
Fax 061 - 688 2775
http://www.roche.com

Commenting on the Group's performance in the first nine months of 2004, Roche Chairman and CEO Franz B. Humer said, 'Roche continued to post significant sales growth through the third quarter of this year. Nine-month sales revenues from the Group's core businesses totalled 21.9 billion Swiss francs, an increase of 14% over the same period a year ago. The extremely successful launch of Avastin, the positive data from our clinical trials with Tarceva and the filings now under review by the EU and US authorities for Bonviva/Boniva put us in a very solid position for future growth. We expect full-year sales growth for 2004 to be in the double digits in the Pharmaceuticals Division and in the high single-digit range for Diagnostics. We also expect to see significant market share gains, a double-digit rise in operating profit and a substantial increase in net income. Moreover, Roche's recent inclusion in the Dow Jones Sustainability Indexes underscores our efforts in the area of sustainable development.'

Roche Group

	2004	2003	% Change	
Sales from January to September	mCHF	mCHF	In CHF	In local currencies
Pharmaceuticals Division	16,132	14,192	14	17
Roche prescription	10,523	9,584	10	12
Genentech prescription	3,287	2,466	33	43
Chugai prescription	2,322	2,142	8	7
Diagnostics Division	5,763	5,382	7	8
Roche Group [1]	21,895	19,574	12	14

[1] Continuing businesses (the Group's core Pharmaceuticals and Diagnostics Divisions). Consumer Health (OTC) and the Vitamins and Fine Chemicals business are reported as discontinuing businesses.

Consumer Health (OTC)	1,320	1,306	1	2
Vitamins and Fine Chemicals [2]	–	2,260	-100	-100
Roche Group (incl. discontinuing businesses)	23,215	23,140	0	2

[2] Consolidated for the period up to and including 30 September 2003.

Both core businesses deliver significant sales growth

Sales by the Pharmaceuticals and Diagnostics Divisions totalled 21.9 billion Swiss francs in the first nine months of 2004, a rise of 14% in local currencies (+12% in CHF) compared with the same period a year ago. Sales in both divisions grew significantly faster than their respective markets. Total prescription drug sales advanced by 17% (+14% in CHF) to 16.1 billion Swiss francs, with positive contributions to growth coming from all divisional units (Roche +12%, Genentech +43%, Chugai +7%). Thanks to increasing sales and its steady market share gains in recent quarters, Roche now ranks eighth among the

world's largest pharmaceutical companies. In the Diagnostics Division, where sales rose by 8% (+7% in CHF) to 5.8 billion Swiss francs, growth was driven primarily by the diabetes care, molecular diagnostics and immunochemistry businesses. The sale of Roche Consumer Health to Bayer, announced in July, is on track.

Outlook: further market share gains expected for full-year 2004

Barring unforeseen events, Roche expects full-year sales growth for its Pharmaceuticals and Diagnostics Divisions to be in the double digits and high single digits, respectively, in local currencies. This will translate into additional market share gains for both divisions. Moreover, the Group anticipates a double-digit increase in operating profit and a substantial rise in net income. The Pharmaceuticals Division expects to report an operating profit margin (before exceptional items) for the full year of around 26% and expects the 2005 operating profit margin (before exceptional items) to be broadly in line with 2004 — despite additional costs for the launch and development of new products and the onset of generic competition for Rocephin in the United States. The Diagnostics Division is on track to achieve an operating profit margin of around 23% before exceptional items in 2006. Roche also reaffirms that the Group's operating profit margin will be above 22% this year, two years earlier than originally anticipated.

Pharmaceuticals Division

Sales grow well ahead of the market

The Pharmaceuticals Division posted strong gains in the first nine months of 2004 as sales for the period rose by 17% (+14% in CHF). This was well above a global market growth rate of roughly 7%. Sales in the third quarter were up by 17%, outpacing divisional sales growth for the second quarter and overall market growth as well. North American sales increased by 24%, outperforming the market (+8%) by a significant margin. Sales in Europe grew twice as fast as the market average, while Chugai's sales in Japan advanced at more than three times the market growth rate. In Latin America sales grew by 13%, lagging slightly behind the overall growth rate as the region's markets continued their recovery. The division recorded sustained, solid growth in its most important therapeutic areas, oncology (+31%), virology (+66%) and transplantation medicine (+13%). Overall sales of Rocephin were up slightly.

Oncology: new and established products deliver strong growth

MabThera/Rituxan, for non-Hodgkin's lymphoma (NHL), continues to deliver strong results (+31%) and is experiencing an acceleration of growth in Europe.

Avastin generated a significant 452 million Swiss francs in sales in the first seven months following its approval by the US Food and Drug Administration (FDA) for first-line use in metastatic colon cancer. A recommendation for approval in the European Union is expected by the end of the year.

Herceptin, which is prescribed for advanced breast cancer, once again posted strong growth in all key markets (+25%). Sales of Xeloda (–1%), for breast and colorectal cancer, continued to be negatively impacted by high wholesaler inventory levels in the United States. However, wholesaler inventories of the product are starting to normalise, and US sales of Xeloda have recently begun to pick up again. In Europe and Japan Xeloda posted solid growth rates of 30% and 219%, respectively. Kytril gained additional market share in key markets as sales rose by a healthy 8%.

Marketing applications for the new cancer drug Tarceva in advanced non-small cell lung cancer were filed with the European and US regulatory authorities in August. Recently announced clinical trial data have also shown that Tarceva confers a significant survival benefit in pancreatic cancer.

Virology: hepatitis C combination therapy continues strong performance

The drug combination Pegasys plus Copegus, for hepatitis C, reinforced its market lead as sales for the period doubled. Applications for supplementary approval of Pegasys in hepatitis B have been submitted to many world regulatory agencies. In addition, the FDA recently announced that it had granted priority review to the filing for Pegasys in patients co-infected with hepatitis C and HIV.

Viracept sales declined by 16% as a result of continued competitive pressure and the price reductions Roche has granted in least developed and emerging market countries. Adoption of the anti-HIV medicine Fuzeon into treatment regimens is steadily increasing, and nine-month sales of the product exceeded 120 million Swiss francs. In early October Fuzeon was awarded the International Prix Galien, the highest accolade for pharmaceutical innovation. Roche is the only company to have received the prize three times.

Transplantation medicine: CellCept maintains its lead

With sales up by 12%, CellCept continues to post double-digit growth and remains the cornerstone of immunosuppressive therapy. Inventory burn off had an effect on US sales, however. Combined sales of Valcyte and Cymevene also increased again, advancing by an impressive 21%.

Osteoporosis: applications filed for Bonviva/Boniva

Applications for approval of once-monthly oral Bonviva/Boniva for the treatment of postmenopausal osteoporosis have been filed with the authorities in Switzerland, the European Union and the United States.

Anemia: development of CERA on track

Combined sales of Roche's anemia products NeoRecormon and Epogin were up by 1%. NeoRecormon maintained its leadership position in all its markets despite continued competitive pricing pressures in this therapeutic area. The development programme for CERA, Roche's novel medicine for the correction of anemia, is moving ahead as planned. Patients are currently being recruited into phase III trials of the drug in renal anemia.

Primary care: Tamiflu outperforms

Sales of Tamiflu rose by +107%, primarily as a result of cooperation between Roche and various government agencies to create stockpiles of the medicine for use in the event of an influenza pandemic.

Diagnostics Division

Above-market sales growth continues

The Diagnostics Division reinforced its market lead in the first nine months of 2004 as sales grew by 8% (+7% in CHF). The division's molecular diagnostics, immunochemistry and diabetes care businesses were major contributors to this above-market growth. Once again Roche Diagnostics posted double-digit gains in Asia-Pacific, Latin America and Iberia. The division has continued to significantly expand its presence in Asian markets through a variety of initiatives, including domestic production of Accu-Chek glucose meters in China. In the EMEA region (Europe-Middle East-Africa), where Roche Diagnostics already enjoys an above-average market share, sales grew at a high single-digit rate, significantly ahead of the market. After taking account of the divestment of the hematology product line and the OPTI Systems and non-clinical drugs of abuse testing businesses, US sales growth was also in the high single-digit range, well above the growth rate for the market as a whole.

Diabetes Care: new products with tremendous growth potential

Roche Diabetes Care extended its market lead with a sales increase of 10%. Accu-Chek D-TRONplus, the first insulin pump to carry the Accu-Chek name, was unveiled at this year's European Association for the Study of Diabetes conference, and a roll-out is now getting under way. Accu-Chek Pocket Compass 2.0, a software package for personal digital assistants, is another product expected to stimulate steady growth.

It is the first commercial diabetes management software that allows users to download and combine data from both an insulin pump and a blood glucose meter. The new possibilities this opens up for analysing data will benefit frequent testers, in particular, enabling them to achieve even better glycemic control.

Near Patient Testing: market lead strengthened

Roche Near Patient Testing reported sales growth of 3%. In the primary care segment (compact systems for doctors' offices), the Accutrend line of cholesterol testing products posted especially strong double-digit sales growth. Sales of coagulation monitoring products also continued to grow at a double-digit rate, despite mounting competition. The global roll-out of Omni S, a multiparameter analyser for the hospital point-of-care segment, has been successfully completed.

Centralized Diagnostics: moving towards leadership in immunochemistry

With overall sales up by 6%, Roche Centralized Diagnostics continued to grow faster than the market. Immunochemistry sales, which increased at an above-average rate of more than 20%, were the major contributor to growth. The acquisition of new licenses for the growing HIV assay segment and the launch of the Elecsys HIV combi assay in June have brought Roche a major step closer to its goal of achieving market leadership in immunochemistry.

Molecular Diagnostics: growth across the board

Sales growth at Roche Molecular Diagnostics remained strong, at 13%. An agreement has been signed extending Roche's exclusive blood screening contract with the Japanese Red Cross for an additional four years. Sales of tests for Chlamydia and gonorrhea were up sharply. Further progress was made towards obtaining reimbursement approval in Europe for the Amplicor HPV test kit for human papillomavirus; the kit has already received CE (Conformité Européenne) certification. Roche also consolidated its share of the fiercely competitive virology market by launching Cobas TaqMan and Cobas TaqMan 48. With the launch of AmpliChip CYP450, Roche became the first company to introduce a chip-based test for broad diagnostic use. In September the chip received the necessary CE mark for use as an in-vitro diagnostic product in Europe.

Applied Science: growth continues to outpace the market

Roche Applied Science continued to experience healthy growth, with sales for the period advancing by 9%. Sales of LightCycler reagents for automated PCR (polymerase chain reaction) testing were a major growth driver, as were product sales to industrial customers. Preparations for the European launch of a new, improved LightCycler instrument and an additional, modified LightCycler specifically for universities by the end of 2004 are moving ahead on schedule.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2004-10-14

- Annual Results 2004: 2 February 2005

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr

- Alexander Klauser

- Daniel Piller (Head Roche Group Media Office)

- Katja Prowald (Head Science Communications)

- Martina Rupp